

Mailstop 3561

August 15, 2018

Mark Karanikolas
Co-Chief Executive Officer
Advanced Holdings, LLC
Revolve Group, Inc.
16800 Edwards Road
Cerritos, California 90703

>   **Re: Advanced Holdings, LLC**
>   **Revolve Group, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 18, 2018**
>   **CIK No. 0001746618**

Dear Mr. Karanikolas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please disclose the basis for statements regarding your competitive position in your industry. For example, your statements that you:

- "are recognized as a pioneer and leader in social media and influencer marketing;"
- "[have] a reputation as the ultimate fashion influencer;"
- "are less than 1.6% penetrated in [your] core demographic of 18-to-44 year-old women;" and
- "are a preferred partner for influencers."

Alternatively, revise to disclose that these statements are based on management's belief, and experiences, if true. Please make conforming changes throughout your filing.

Risk Factors

Increases in labor costs, including wages, could adversely affect our business…, page 27

3. We note from your disclosure on page 24 that you predominantly rely on third-party suppliers based in China to source a majority of your products. If applicable, please enhance your risk factor to describe any Chinese governmental regulations that may have an impact on your business and financial condition, if at all.

Capitalization, page 53

4. The total capitalization line item should not include cash. Please remove the amount of cash and cash equivalents from the total capitalization line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 61

5. Please revise your disclosure throughout your prospectus to explain how you define "media impression" and the changes during the relevant periods discussed. Please also discuss why you believe this metric is a useful measurement for investors.

6. Please tell us what you mean by "promoting scarcity value" to create a sense of urgency for your customers.

7. We note references throughout your prospectus to "unique events and experiences," such as #Revolvefestival and #Revolvearoundtheworld. Given the importance of these events in your marketing strategy, please expand your disclosure to clearly define and breakdown what they entail. In this regard, we note your disclosure on page 22 that your sales are impacted by these events.

Factors Affecting Our Performance, page 65

8. Please tell us what you mean by "one-time disclosures" in this section.

9. We note that you have provided a comparison of the LTV cohort to the CAC for 2014, only. Given the more recent growth in your business, please tell us what consideration you have given to providing a similar comparison for recent years.

10. We note your disclosure of the increase in active and existing customers from 2014 to 2017. Please balance your disclosure by providing the increase in active and existing customers for 2015 and 2016 with a view to understanding your customer retention in recent years. In this regard, we note your disclosure that "[y]our success depends not only on…customer acquisition, but also on [y]our ability to retain customers and encourage repeat purchases."

Customer Retention, page 66

11. Please revise your disclosures to clarify the difference between an Existing Customer, who has purchased from you in any prior year, and Repeat Customers, who have purchased from you once before.

12. Please revise the chart in this section to provide net sales figures so investors may understand the differences in net sales between the cohorts.

Quarterly Results of Operations and Other Financial and Operations Data, page 75

13. Please tell us what consideration you have given to including disclosure of the number of Repeat and Existing Customers in the first table on page 76. In this regard, we note your disclosure on page 66 stating that your success is dependent on customer retention.

Liquidity and Capital Resources, page 77

14. To the extent known, please discuss in this section your anticipated material commitments for capital expenditures. In this regard, we note your disclosures on page 78 that "the majority of [y]our cash was held for working capital purposes," "[you] intend to increase [y]our capital expenditures," and on page 24, that "[you] expect to incur higher capital expenditures in the future for [y]our fulfillment center operations." Please refer to Item 303(a)(2) of Regulation S-K.

Business

Overview, page 84

15. Please clarify here and throughout your filing, as you do on page 90, that "styles" refers to the apparel and footwear offered through your sales channels.

Our Industry

Media Consumption and Shopping Behaviors of Next-Generation Consumers, page 86

16. We note your reference to the number of "followers" of specific "influencers" identified in the second paragraph on page 87. Please clarify if these are presented for illustrative purposes only, or if these are members of your "community of influencers."

Brands, page 91

17. We note that you have defined "emerging third-party brand" in this section. Please also define "established third-party brand."

Customer Service, page 94

18. Please disclose how you determined your customer service satisfaction rating in order to contextualize the percentage you present.

Selected Consolidated Financial and Other Data

19. Please revise your disclosure on page 60 regarding free cash flow to include cash used in and/or provided by investing and financing cash flows.

Index to Consolidated Financial Statements, page F-1

20. Please update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-13

21. We note your disclosure regarding the adoption of ASU 2016-15. Please revise to also discuss Accounting Standards Update No. 2016-18—*Statement of Cash Flows (Topic*

230): Restricted Cash, including its effective date and the impact on your financial statements.

Note 11. Equity-based Compensation, page F-19

22. Please disclose the methods used to determine the fair value of your common stock and the nature of the material assumptions involved. Please note we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Also, please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months. In addition, please tell us your consideration of disclosing stock-based compensation as a critical accounting policy since estimating the fair value of the underlying shares can be highly complex and subjective because the shares are not publically traded.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202)551-3322 or Bill Thompson, Accounting Branch Chief, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Jennifer López-Molina, Staff Attorney, at (202)551-3792 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jesse Timmermans
        Michael Nordtvedt